EXHIBIT 99.1

MAG Announces Third Quarter 2024 Production from Juanicipio

VANCOUVER, British Columbia, Oct. 23, 2024 (GLOBE NEWSWIRE) -- MAG Silver Corp. (TSX / NYSE American: MAG) (“MAG” or “MAG Silver”) reports production from Juanicipio (56% / 44% Fresnillo plc (“Fresnillo”) and MAG, respectively) for the third quarter (“Q3”) ended September 30, 2024.

Q3 Highlights

  Consistent throughput: The Juanicipio plant maintained steady production with 332,290 tonnes of ore processed in Q3, consistent with Q2, marking the third consecutive quarter of 100% ore processing through the Juanicipio plant.
  Continued grade overperformance: Silver head grade averaged 481 grams per tonne (“g/t”) during the quarter, contributing to a year-to-date average of 485g/t. This continues to outperform expectations and underscores the high-grade nature of the Juanicipio deposit.
  Improved metal recovery: Metal recovery rates continue to improve, highlighting the success of ongoing operational enhancements and circuit optimizations at the Juanicipio plant.
  Robust production: Juanicipio achieved strong preliminary production estimates of 4.9 million silver ounces and 10,801 gold ounces, exceeding quarterly expectations and demonstrating the strength of the asset.
  Guidance on-track: With continued operational outperformance, silver grades are expected to be at the top end of revised guidance (420g/t to 460g/t) for 2024, reinforcing confidence in Juanicipio’s long-term potential. Comprehensive financial and operational results are expected to be released on November 8, 2024.

Comparative production highlights (100% basis):

		Q3 2024	Q2 2024	% Chg	Q3 2023*	% Chg	YTD 2024	YTD 2023*	% Chg
Milling	t	332,290	336,593	-1.3%	322,249	3.1%	994,566	921,990	7.9%
Head grade
Silver	g/t	481	498	-3.4%	523	-8.0%	485	474	2.3%
Gold	g/t	1.32	1.20	10.0%	1.32	0.0%	1.28	1.23	4.1%
Lead	%	1.58	1.56	1.3%	1.33	18.8%	1.50	1.07	40.2%
Zinc	%	2.83	2.99	-5.4%	2.25	25.8%	2.77	1.92	44.3%
Production
Silver	koz	4,886	4,984	-2.0%	4,781	2.2%	14,315	12,306	16.3%
Gold	oz	10,801	9,259	16.7%	9,434	14.5%	29,987	26,137	14.7%
Lead[1]	klb	10,656	9,956	7.0%	8,467	25.9%	29,319	19,164	53.0%
Zinc[2]	klb	16,757	18,850	-11.1%	12,704	31.9%	50,260	29,667	69.4%

* Includes material processed at the Fresnillo, Saucito and Juanicipio beneficiation plants.
1 Lead recovered to lead concentrate.
2 Zinc recovered to zinc concentrate.

“The third quarter continued to validate the strength and quality of the operations at Juanicipio,” said George Paspalas, MAG Silver’s President and CEO. “We are delighted to report another quarter of exceptional production results from Juanicipio. Strong production numbers, coupled with consistent operational improvements validate the quality of this world-class asset and we are excited about the growth and long-term success that lies ahead.”

Qualified Person: All scientific or technical information in this press release is based upon information prepared by or under the supervision of, or has been approved by Gary Methven, P.Eng., who is a “Qualified Person” for purposes of National Instrument 43-101, Standards of Disclosure for Mineral Projects (“National Instrument 43-101” or “NI 43-101”). Mr. Methven is not independent as he is Vice President, Technical Services of MAG.

About MAG Silver Corp. (www.magsilver.com)

MAG Silver Corp. is a growth-oriented Canadian mining and exploration company focused on advancing high-grade, district scale precious metals projects in the Americas. MAG is emerging as a top-tier primary silver mining company through its (44%) joint venture interest in the 4,000 tonnes per day Juanicipio Mine, operated by Fresnillo plc (56%). The mine is located in the Fresnillo Silver Trend in Mexico, the world's premier silver mining camp, where in addition to underground mine production and processing of high-grade mineralised material, an expanded exploration program is in place targeting multiple highly prospective targets. MAG is also executing multi-phase exploration programs at the 100% earn-in Deer Trail Project in Utah and the 100% owned Larder Project, located in the historically prolific Abitibi region of Canada.

Neither the Toronto Stock Exchange nor the NYSE American has reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 or “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). All statements in this release, other than statements of historical facts are forward looking statements, including statements that address our expectations with respect to the timing and success of the full-scale ramp up of milling activities, provisional estimates relating to production at Juanicipio for Q3 2024, processing rates of development materials, future mineral production, and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in the forward-looking statements identified herein include, but are not limited to, a subsequent change in the Company’s approach to executive compensation from that approach approved by Shareholders, failure of the Company to receive approval from the Toronto Stock Exchange of the renewal of the unallocated entitlements under the Plans, changes in applicable laws, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including those risks disclosed in MAG Silver’s filings with the Securities Exchange Commission (the “SEC”) and Canadian securities regulators. All forward-looking statements contained herein are made as at the date hereof and MAG Silver undertakes no obligation to update the forward-looking statements contained herein. There is no certainty that any forward-looking statement will come to pass, and investors should not place undue reliance upon forward-looking statements.

Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the internet at www.sedar.com and www.sec.gov.

For further information on behalf of MAG Silver Corp.
Contact Fausto Di Trapani, Chief Financial Officer

Phone: (604) 630-1399
Toll Free: (866) 630-1399
Website: www.magsilver.com
Email: info@magsilver.com